

August 9, 2012

Alfred Ho
Chief Financial Officer
China Dredging Group Co., Ltd.
Floor 18, Tower A
Zhongshan Building No. 154
Hudong Road, Gulou District
Fuzhou City, Fujian Province 350001, PRC

> **Re: China Dredging Group Co., Ltd.**
> **Post Effective Amendment to Registration Statement on Form F-3**
> **Filed July 26, 2012**
> **File No. 333-178362**

Dear Mr. Ho:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Refer to Item 512(a)(4) of Regulation S-K and the undertakings set forth in paragraph a.4 on page II-2. We note that Item 8.A.4. of Form 20-F requires the annual audited financial statements to be not more than 15 months old, and the unaudited interim financial statements to be not more than nine months old. In a delayed or continuous offering by a foreign private issuer the financial statements must remain current throughout the offering period. It appears that the last set of audited financial statements contained in the Form F-1 registration statement (which are as of and for the fiscal year ended December 31, 2010), are more than 15 months old and that you have not previously sought to update your audited financial statements pursuant to Item 512(a)(4) undertakings. Please advise us supplementally as to whether you have made any offers or sales using the prospectus during the period in which your audited financial statements were not current.

Alfred Ho
China Dredging Group Co., Ltd.
August 9, 2012
Page 2

2.   We note that your CEO is offering ADSs representing 64.3% of your outstanding
ordinary shares, which also constitutes his entire holding in the company. Further, while
the selling shareholders are currently required to sell at a fixed price, we understand that
if a market for your shares were to develop, they could then sell at market prices. Please
tell us supplementally why, in view of Mr. Xinrong Zhuo's position as CEO and his
significant holdings in the company, the offering of his shares under these circumstances
would not amount to an offering by or on behalf of the issuer. Note that an at the market
offering by or on behalf of the issuer would have to meet the requirements of General
Instruction I.B.1 or I.B.5 of Form F-3 in order to be made on Form F-3. Alternatively,
please significantly reduce the percentage of the company's outstanding shares that Mr.
Xinrong Zhuo will be offering, or amend the registration statement to use Form F-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the company from its full responsibility for
the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
defense in any proceeding initiated by the Commission or any person under the federal
securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Andrew Ledbetter, Esq.
DLA Piper LLP (US)